UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Carbon Revolution Public Limited Company (the “Company”) is furnishing this Form 6-K to provide information regarding non-reliance on its previously issued financial statements.

NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS

On October 30, 2024, the Audit and Risk Committee of the board of directors (the “Audit Committee”) of the Company, based on the recommendation of, and after consultation with, management, concluded that the previously issued unaudited financial statements for the six months ended December 31, 2023 (the “Prior Financial Statements”), included in a Report on Form 6-K furnished by the Company on July 26, 2024, should no longer be relied upon at this time. Accordingly, a restatement is required to correct these errors and our Prior Financial Statements.

The Company believes that due to errors in the classification of transaction costs incurred in connection with the Company’s business combination with Twin Ridge Capital Acquisition Corp. as a result of the misapplication of the requirements of International Financial Reporting Standards, the Company’s net loss reported in the Prior Financial Statements was understated by approximately US$8.9 million (AU$12.8m). As these transaction costs were taken to equity via restructure reserves rather than via the profit and loss statement, the net assets of the Company are not affected by the error.  There are also other items totaling US$2.2million (AU$3.1m) relating primarily to secured debt costs which need to be reflected in the Prior Financial Statements. As a result, the Company expects that it will need to restate the Prior Financial Statements to increase its total comprehensive loss for the six months ended December 31, 2023 by approximately US$11.1 million (AU$15.9m). In this case, the net impact of these corrections will increase the Company's net liabilities in the Prior Financial Statements for the six months ended December 31, 2023 by approximately US$1.0 million (AU$1.4m).

Similarly, any press releases, earnings releases, and investor communications describing the Company’s financial performance for the above-referenced period should no longer be relied upon at this time.

The amounts discussed above are preliminary, unaudited and unreviewed and may be subject to change as the Company and its independent registered public accounting firm complete their procedures.  The Company plans to present the restated Prior Financial Statements in an amendment to the Form 6-K reporting the financial results for the six months ended December 31, 2023.

Consistent with previous financial reporting, USD are converted from AUD at a constant rate of $0.70.

Controls and Procedures

As a result of the errors described above and the anticipated restatement, management has identified one or more material weaknesses in the Company’s internal control over financial reporting. Management has accordingly concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023 and its disclosure controls and procedures were similarly not effective as of December 31, 2023. The Company has not yet completed its evaluation of the effectiveness of internal control over financial reporting as of June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: November 1, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer